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                                                                 Exhibit (a)(10)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The Offers (as defined below) are made in the United States solely by the Offer to Purchase dated September 4, 1998 and the related Letter of Transmittal and Forms of Acceptance and are not being made to, nor will acceptances be accepted from or on behalf of, holders of Sedgwick Shares (as defined below), Sedgwick ADSs (as defined below) evidenced by Sedgwick ADRs (as defined below) or Sedgwick Convertible Bonds (as defined below) in any jurisdiction in which the making of the Offers or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those US jurisdictions whose securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers shall be deemed to be made on behalf of Marsh & McLennan Companies, Inc. by J.P. Morgan Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation or one or more registered brokers or dealers which are licensed under the laws of those jurisdictions. The Offer to Purchase, the Letter of Transmittal, the Forms of Acceptance and related materials should not be forwarded or transmitted in or into Canada, Australia or Japan.

NOTICE OF RECOMMENDED CASH OFFERS BY
MORGAN GUARANTY TRUST
COMPANY OF NEW YORK, LONDON BRANCH
and
DONALDSON, LUFKIN & JENRETTE INTERNATIONAL on behalf of
MARSH & MCLENNAN COMPANIES, INC.
to acquire
all outstanding Ordinary Shares, American Depositary Shares evidenced by American Depositary Receipts and 7.25% Convertible Bonds 2008 of
SEDGWICK GROUP PLC

Morgan Guaranty Trust Company of New York, London Branch and Donaldson, Lufkin & Jenrette International, acting in the United States through J.P. Morgan Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of Marsh & McLennan Companies, Inc. ("Marsh & McLennan"), are offering to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase"), the related Letter of Transmittal and the related Form of Acceptance (collectively, the "Ordinary Offer"), (i) all outstanding ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") for 225 pence per Sedgwick Share in cash and (ii) all outstanding American Depositary Shares of Sedgwick, each representing five Sedgwick Shares ("Sedgwick ADSs") and evidenced by American Depositary Receipts ("Sedgwick ADRs"), for pound sterling 11.25 per Sedgwick ADS in cash. Sedgwick Shares and Sedgwick ADSs evidenced by Sedgwick ADRs are referred to collectively as "Sedgwick Securities". Morgan Guaranty Trust Company of New York, London Branch and Donaldson, Lufkin & Jenrette International, acting in the United States through J.P. Morgan Securities Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, on behalf of Marsh & McLennan, are also offering to purchase, upon the terms and conditions set forth in the Offer to Purchase and the related Form of Acceptance, all outstanding 7.25% Convertible Bonds 2008 of Sedgwick ("Sedgwick Convertible Bonds") for 123 pence for every pound sterling 1 nominal amount of Sedgwick Convertible Bonds (the "Convertible Offer" and, together with the Ordinary Offer, the "Offers"). Holders of record of Sedgwick Securities at the close of business on August 21, 1998 will be entitled to receive and retain the interim dividend of 3.0 pence
(net) per Sedgwick Share in respect of the year ending December 31, 1998 and payable on October 19, 1998. Holders of Sedgwick Convertible Bonds will also be entitled to the interest payable on Sedgwick Convertible Bonds on November 30, 1998.

THE INITIAL OFFER PERIOD WILL EXPIRE AT 3:00 P.M. (LONDON TIME), 10:00 A.M. (NEW
    YORK CITY TIME), ON OCTOBER 5, 1998, UNLESS EXTENDED (THE "INITIAL OFFER PERIOD"). AT THE CONCLUSION OF THE INITIAL OFFER PERIOD, INCLUDING ANY EXTENSION
  THEREOF, IF ALL CONDITIONS OF THE OFFERS HAVE BEEN SATISFIED, FULFILLED OR, WHERE PERMITTED, WAIVED, THE OFFERS WILL BE EXTENDED FOR A SUBSEQUENT OFFER
PERIOD OF AT LEAST 14 CALENDAR DAYS (THE "SUBSEQUENT OFFER PERIOD"). HOLDERS OF
   SEDGWICK SECURITIES AND Sedgwick Convertible Bonds WILL HAVE THE RIGHT TO WITHDRAW THEIR ACCEPTANCES OF THE OFFERS DURING THE INITIAL OFFER PERIOD,
  INCLUDING ANY EXTENSION THEREOF, BUT NOT DURING THE SUBSEQUENT OFFER PERIOD.

The directors of Sedgwick, who have been so advised by NM Rothschild & Sons Limited ("Rothschild") and Credit Suisse First Boston (Europe) Limited ("CSFB"), consider the terms of the Offers to be fair and reasonable. In providing advice to the directors of Sedgwick, Rothschild and CSFB have taken into account the commercial assessments of the directors of Sedgwick. Accordingly, the directors of Sedgwick unanimously recommend all holders of Sedgwick Securities and Sedgwick Convertible Bonds to accept the Offers, as they intend to do in respect of their own holdings.

The Ordinary Offer is conditional on, among other things, valid acceptances being received (and not, where permitted, withdrawn) by the expiration of the Initial Offer Period in respect of not less than 90 percent in nominal value of Sedgwick Securities to which the Ordinary Offer relates, or such lower percentage as Marsh & McLennan may decide, provided that such condition (the "Acceptance Condition") shall not be satisfied unless Marsh & McLennan and/or its wholly owned subsidiaries shall have acquired or agreed to acquire, whether pursuant to the Ordinary Offer or otherwise, Sedgwick Securities carrying in the aggregate more than 50 percent of the voting rights then exercisable at general meetings of Sedgwick. Marsh & McLennan reserves the right to reduce the percentage of Sedgwick Securities required to satisfy the Acceptance Condition at some time prior to all of the conditions being satisfied, fulfilled or, where permitted, waived. At least five business days prior to any such reduction, Marsh & McLennan will announce that it has reserved the right to so reduce the Acceptance Condition. Such announcement will state the percentage to which the Acceptance Condition may be reduced and will state that such a reduction is possible but that Marsh & McLennan need not declare its actual intentions until it is required to do so under the City Code on Takeovers and Mergers of the UK (the "City Code"). Marsh & McLennan will not make such an announcement unless Marsh & McLennan believes there is a significant possibility that sufficient Sedgwick Securities will be tendered to permit the Acceptance Condition to be satisfied at such reduced level. Holders of Sedgwick Securities who are not willing to accept the Ordinary Offer if the Acceptance Condition is reduced to the minimum permitted level should either not accept the Ordinary Offer until the Subsequent Offer Period or be prepared to withdraw their acceptances promptly following an announcement by Marsh & McLennan of its reservation of the right to reduce the Acceptance Condition. Other conditions of the Offers are set out in Part A of Appendix I of the Offer to Purchase.

Marsh & McLennan reserves the right (but will not be obliged) at any time to extend the Initial Offer Period, provided that Marsh & McLennan may not extend the Initial Offer Period beyond November 3, 1998 without the consent of the Panel on Takeovers and Mergers of the UK (the "Panel"). Marsh & McLennan reserves the right, if appropriate, to secure the Panel's approval to extend the final date for expiration of the Initial Offer Period to November 24, 1998, or such later date as the Panel may agree. A public announcement of any such extension will be made no later than 8:30 a.m. (London time) in the UK and by 8:30 a.m. (New York City time) in the US on the next business day after the previously scheduled expiration of the Initial Offer Period. Marsh & McLennan may terminate any extension of the Initial Offer Period (other than an extension required by the City Code or US federal securities laws) prior to its scheduled expiration if the Acceptance Condition and all other conditions to the Ordinary Offer have been satisfied, fulfilled or, where permitted, waived. In that case, the Initial Offer Period and, consequently, withdrawal rights, except in certain limited circumstances, will terminate immediately.

If all of the conditions to the Ordinary Offer are satisfied, fulfilled or, where permitted, waived at the expiration of the Initial Offer Period, the consideration for Sedgwick Securities purchased pursuant to the Ordinary Offer will be paid within 14 calendar days after the later of the expiration of the Initial Offer Period and the receipt of a complete and valid acceptance of the Ordinary Offer. In all cases, payment for Sedgwick Securities purchased pursuant to the Ordinary Offer will be made only after timely receipt by either the US Depositary or the UK Receiving Agent, as the case may be, of (i) certificates representing the Sedgwick Shares, Sedgwick ADRs representing the Sedgwick ADSs, or (only in the case of Sedgwick ADSs) timely confirmation of a book-entry transfer of such Sedgwick ADSs evidenced by Sedgwick ADRs into the US Depositary's account at The Depository Trust Company or the Philadelphia Depository Trust Company (each a "Book-Entry Transfer Facility") pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (in the case of acceptances relating to Sedgwick ADSs) or the relevant Form of Acceptance (in the case of acceptances relating to Sedgwick Shares), properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required by the Letter of Transmittal or the relevant Form of Acceptance. Although the Ordinary Offer price is denominated in pounds sterling, accepting holders of Sedgwick Shares will be entitled to have their cash consideration converted into US dollars at the exchange rate obtainable by the relevant payment agent (either the US Depositary or the UK Receiving Agent) on the spot market in London at approximately noon (London time) on the date the cash consideration is made available by Marsh & McLennan to the relevant payment agent for delivery to holders of Sedgwick Shares. Unless they elect to receive pounds sterling, Sedgwick ADS holders will receive consideration converted into dollars as described above, as if such holders of Sedgwick ADSs had elected to receive dollars.

If, as a result of the Ordinary Offer and subject to certain conditions, Marsh & McLennan acquires or contracts to acquire Sedgwick Securities representing at least 90 percent in value of the Sedgwick Securities to which the Ordinary Offer relates, then, provided such requirement is achieved within four months of September 4, 1998, Marsh & McLennan will be entitled and intends to effect the compulsory acquisition procedures provided for in Sections 428 to 430F of the Companies Act 1985 (as amended) of England and Wales to compel the purchase of any outstanding Sedgwick Securities on the same terms as provided in the Ordinary Offer, in accordance with the relevant procedures and time limits described in such Act.

If a holder of Sedgwick ADSs wishes to accept the Ordinary Offer in respect of Sedgwick ADSs and the Sedgwick ADRs evidencing such Sedgwick ADSs are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis, or if time will not permit all required documents to reach the US Depositary prior to the expiration of the Subsequent Offer Period, such holder's acceptance of the Ordinary Offer in respect of Sedgwick ADSs may nevertheless be effected by following the guaranteed delivery procedures set forth in the Offer to Purchase.

Except as described below and in the Offer to Purchase, acceptances of the Ordinary Offer for Sedgwick Securities are irrevocable. Acceptances of the Ordinary Offer may be withdrawn pursuant to the procedures set out below at any time during the Initial Offer Period, including any extension thereof, but not during the Subsequent Offer Period, except in certain limited circumstances as described in the Offer to Purchase. To be effective, a written notice of withdrawal must be timely received by the party (either the UK Receiving Agent or the US Depositary) to whom the acceptance was originally sent at one of the addresses set forth in the Offer to Purchase and must specify the name of the person who has tendered Sedgwick Securities, the number of Sedgwick Securities to be withdrawn and (if a Sedgwick Share certificate or Sedgwick ADSs have been tendered) the name of the registered holder of the Sedgwick Securities, if different from the name of the person whose acceptance is to be withdrawn. In respect of Sedgwick ADSs, if Sedgwick ADRs have been delivered or otherwise identified to the US Depositary then, prior to the physical release of such Sedgwick ADRs, the serial numbers shown on such Sedgwick ADRs must be submitted, and, unless the Sedgwick ADSs evidenced by such Sedgwick ADRs have been delivered by an Eligible Institution (as defined in Instruction 1 of the Letter of Transmittal) or by means of a Letter of Transmittal, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Sedgwick ADSs evidenced by Sedgwick ADRs have been delivered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of account at the appropriate Book-Entry Transfer Facility to be credited with the withdrawn Sedgwick ADSs and must otherwise comply with such Book-Entry Transfer Facility's procedures. All questions as to the validity (including time of receipt) of any notice of withdrawal will be determined by Marsh & McLennan, whose determination (except as required by the Panel) shall be final and binding.

The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the US Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and incorporated herein by reference. The Offer to Purchase, the Letter of Transmittal and the Form of Acceptance are being mailed to holders of record of Sedgwick Securities and are being furnished to brokers, dealers, commercial banks, trust companies and similar persons, whose names or the names of whose nominees appear as holders of record for subsequent transmittal to beneficial owners of Sedgwick Securities.

The Offer to Purchase and related materials contain important information which should be read carefully before any decisions are made with respect to the Offers.

Requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, the Forms of Acceptance and all other related materials may be directed to the U.S. Dealer Managers or the Information Agent as set forth below, and copies will be furnished promptly at Marsh & McLennan's expense. The Information Agent for the Offers is:

[GEORGESON LOGO]

Wall Street Plaza
New York, New York 10005
Banks and Brokers call collect (212) 440-9800
All Others Call Toll Free: 1-800-223-2064

The US Dealer Managers for the Offers are:

J.P. MORGAN & CO.                   DONALDSON, LUFKIN & JENRETTE
60 Wall Street                      277 Park Avenue
New York, New York 10260            New York, New York 10172
(212) 648-7843 (Call Collect)       (212) 892-8223 (Call Collect)
September 4, 1998